PRESS RELEASE


          Kansas City, MO, May 9, 1995 -- Mark VII, Inc. (Nasdaq NMS:
MVII) announced that it has filed with the Securities and Exchange Commission on behalf of Roger M. Crouch, a director of the Company, and certain relatives and related entities of Mr. Crouch a registration statement relating to the previously announced proposed underwritten secondary offering of up to 1,269,613 shares of Common Stock of the Company. The offering will be made with respect to currently outstanding shares and will not include the issuance of any additional shares by the Company. It is expected that Mr. Crouch will bear all the expenses of the secondary offering. The Company will not receive any of the proceeds from the offering. Alex. Brown & Sons Incorporated will act as underwriter.

          In connection with the closing of the proposed secondary offering, Mr. Crouch will resign as a director of the Company. Pursuant to an existing employment agreement, however, Mr. Crouch remains available to serve the Company on an as-requested basis and remains subject to a non-compete agreement.

          The registration statement relating to these securities has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

CONTACT:  J. Michael Head (816) 891-0500